March 9, 2020

Jasbir Seehra, Ph.D.
Chief Executive Officer
Keros Therapeutics, Inc.
99 Hayden Avenue, Suite 120, Building E
Lexington, MA 02421

       Re: Keros Therapeutics, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted January 21, 2020
           CIK No. 0001664710

Dear Dr. Seehra:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted February 27, 2020

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Research and Development Costs , page F-10

1. Tell us whether you track your research and development costs by program area. If so, tell us your consideration given for disclosing a breakdown of this information in your filing to provide additional context to your research and development activities. If not, tell us your consideration for disclosing the fact that you do not track these costs by pipeline program area and for providing other quantitative or qualitative disclosure that provides transparency as to the types of costs incurred and concentrations of effort expanded.
 Jasbir Seehra, Ph.D.
Keros Therapeutics, Inc.
March 9, 2020
Page 2

       You may contact Christie Wong at 202-551-3684 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071with any other questions.



FirstName LastNameJasbir Seehra, Ph.D.                  Sincerely,
Comapany NameKeros Therapeutics, Inc.
                                                        Division of Corporation
Finance
March 9, 2020 Page 2                                    Office of Life Sciences
FirstName LastName